SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-7433	dwilliams@stblaw.com

April 23, 2010

Mrs. Jennifer Monick

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	Alto Palermo S.A., Form 20-F for Fiscal Year Ended June 30, 2009

Filed December 30, 2009, File No. 000-30982

Ladies and Gentlemen:

On behalf of Alto Palermo S.A. (APSA) (the “Company”), we are writing to respond to the comments set forth in the Commission’s staff’s comment letter dated March 18, 2010 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on December 30, 2009, pursuant to the Securities Act of 1933, as amended.

In addition, we are providing the following responses to the comments contained in the comment letter. For convenience of reference, we have reproduced below in bold the text of the comments of the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the fiscal year Ended June 30, 2009

Item 3. Key Information

A. Selected consolidated financial data, page 8

1.	Please tell us and disclose in future filings if the dividends per share and dividends per ADS in the US$ column are in US$ or in Ps.

In response to the Staff’s comment, the Company advises the Staff that dividends per share and dividends per ADS for the years ended June 30, 2009, 2008, 2007, 2006 and 2005 is stated in Argentine Pesos. The Company advises the Staff that dividends per share and dividends per ADS were inadvertently disclosed incorrectly in the US$ column for the year ended June 30, 2009 with the same amounts as disclosed in the Argentine Pesos column. The US$ column for the year ended June 30, 2009 should have stated a dividend amount of US$ 0.02 per share and US$ 0.84 per ADS solely for the convenience of the reader. These

SIMPSON THACHER & BARTLETT LLP

Mrs. Jennifer Monick

Securities and Exchange Commission	- 2 -	April 23, 2010

amounts should have been translated at the exchange rate quoted by Banco de la Nación Argentina as of June 30, 2009, which was Ps.3.797 per US$1.00. The Company will clarify that the amounts of dividends are in Argentine Pesos and convenience translated into US dollars in future filings.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Fiscal Year 2009 as compared to Fiscal Year 2008

Financial Results, net, page 104

2.	Please clarify for us what is meant by your disclosure that “a rise in the loss associated to the amounts discounted on non-current balances related to Value Added Tax for Ps. 8.9 million mainly arising from our Panamerican Mall subsidiary”.

In response to the Staff’s comment, the Company advises the Staff that as disclosed on page 104 financial results, net increased from a loss of Ps. 13.4 million for the year ended June 30, 2008 to a loss of Ps. 108.9 million for the year ended June 30, 2009 for the reasons explained therein. The Company advises the Staff that one of the factors, among all others explained, contributing to the higher financial loss for the year ended June 30, 2009 was the discounting effect of Ps. 13.2 million on higher value added tax credit balances of Ps. 64.8 million in 2009, as compared to the discounting effect of Ps. 4.2 million on Ps. 28.5 million of value added tax credit balances in 2008. The Company will clarify this explanation in future filings.

Financial Statements

Notes to the Consolidated Financial Statements

2. Preparation of Financial Statements

h. Significant acquisitions, disposals and development of businesses

Acquisition of Soleil Factory shopping center business, page F.15

3.	We note that you paid US$8.1 million in December of 2007 for the anticipated acquisition of the Soleil Factory shopping center business and have recorded this amount as “Suppliers advances”. You also disclose that the transaction is subject to certain suspensive conditions. Please tell us what these conditions are, when you expect them to be met, and if your payment is returned if the conditions are never met.

SIMPSON THACHER & BARTLETT LLP

Mrs. Jennifer Monick

Securities and Exchange Commission	- 3 -	April 23, 2010

In response to the Staff’s comment, the Company advises the Staff that the acquisition of the Soleil Factory shopping center from INC S.A. was subject to the following suppressive conditions:

I.	The subdivision of the land where the supermarket and the mall are located into two units: one unit for the mall and the other unit for the supermarket (each one with a complimentary unit for parking lot);

II.	The approval of the transaction by the Antitrust Authority; and

III.	If required, any approval by local authorities to operate a mall in the area.

If any of these conditions were not met within 30 months as from the date of the agreement, December 28th, 2007, the agreement would be terminated and any payment would be returned to the Company.

The Company advises the Staff that in March 2010, the Company and INC S.A. mutually agreed that the above mentioned conditions will not have to be fulfill before the closing date. Accordingly, the parties agreed to commence the transfer of the business to the Company estimated to be completed in June 2010. After completion date, the Company will receive the land, but the deed title will be executed once the subdivision of the land is finalized and the transaction will be submitted within the legal term to the approval of the Antitrust Authority.

However, according to the Argentine Antitrust Law, the Antitrust Authority may (i) authorize the transaction; (ii) request the parties to comply with certain conditions or (iii) reject the authorization. If the Antitrust Authority rejects the authorization, the parties will have to undo the transaction.

3. Significant accounting policies

j. Foreign currency assets and liabilities, page F-22

4.	Please tell us and disclose in your filing where foreign currency translation gains/losses are recorded. Please tell us how you accounted for the translation gains/losses within your US GAAP reconciliation.

In response to the Staff’s comment, the Company advises the Staff that the Company’s functional currency and presentation currency is the Argentine Peso. Furthermore, the Company advises the Staff that the Company has no subsidiaries with a functional currency other than the Argentine Peso. Thus, monetary assets and liabilities

SIMPSON THACHER & BARTLETT LLP

Mrs. Jennifer Monick

Securities and Exchange Commission	- 4 -	April 23, 2010

denominated in foreign currencies (such as US dollar-denominated debt) are incorporated into the accounting records of the Company and its subsidiaries, as applicable, in Argentine Pesos at the exchange rate prevailing at the time of the transaction. Monetary assets and liabilities in foreign currencies at year-end are then translated into Argentine Pesos at closing exchange rates. Assets and liabilities and income and expenses in foreign currencies generate transaction gains and losses, which are recorded within Financial Results, net in the statement of operations for both Argentine GAAP and US GAAP.

6. Balances and transactions with related parties, F-34

5.	On page F-64, you disclose that you made an unconditional promise during the fiscal year ended June 30, 2009 to give Ps. 1.2M to Fundación IRSA in the subsequent year. Per review of page F-35, it appears you have not accrued your unconditional obligation at June 30, 2009. Please tell us how you accounted for this commitment within your US GAAP reconciliation.

In response to the Staff’s comment, the Company advises the Staff that Note 6 to the consolidated financial statements “Balances and transactions with related parties”, on page F-35, shows an other income balance of Ps. 3.2 million for the year ended June 30, 2009. This amount represents the net effect of (i) an expense of Ps. 1.2 million related to the donation made in the year ended June 30, 2009 (as further explained below) and (ii) the reversal of a portion of the accrual made in 2008 for Ps. 4.4 million out of the total Ps. 4.6 million disclosed as other expenses for the year ended June 30, 2008.

The Company advises the Staff that Note 19.II.c. “Disclosures of related party transactions”, on page F-64, contains a disclosure error. In the year ended June 30, 2009, the Company did not make an unconditional promise to donate Ps. 1.2 million to Fundación IRSA in the subsequent year; rather the Company donated Ps. 1.2 million to Fundación IRSA during 2009. Accordingly, the Company recorded other expenses for Ps. 1.2 million both under Argentine GAAP and US GAAP. This amount forms part of the other income balance on page F-35 as explained above in the first paragraph. The Company will correct this disclosure in future filings.

Furthermore, the Company advises the Staff that during the year ended June 30, 2008; the Company had made an unconditional promise to donate Ps. 4.6 million to Fundación IRSA within a twelve-months period. As such, under Argentine GAAP, the Company had recorded an accrual for Ps. 4.6 million as of June 30, 2008. Under US GAAP, the Company followed pre-codification FASB Standard No. 116 “Accounting for Contributions Received and Contributions Made” and also accrued the amount as of June 30, 2008. However, the Company agreed with Fundación IRSA to change the terms of the contribution. Pursuant to the revised agreement, the Company decided not to donate Ps. 4.6 million and replaced such donation with Ps. 0.2 million.

SIMPSON THACHER & BARTLETT LLP

Mrs. Jennifer Monick

Securities and Exchange Commission	- 5 -	April 23, 2010

Accordingly, in the year ended June 30, 2009, the Company (i) reversed Ps. 4.4 million out of the Ps. 4.6 million of the accrual; (ii) recorded a cash payment of Ps. 1.4 million, Ps. 0.2 million against use of the accrual recognized in 2008, and the remaining Ps. 1.2 million against other expense as explained above.

8. Other income (expenses), net, page F-38

6.	Please tell us how you accounted for the recovery of allowances for donations of Ps.3.2M within your US GAAP reconciliation.

In response to the Staff’s comment, the Company advises the Staff that for the reasons explained in the response to the Staff’s Comment Number 5 above, the recovery of the accrual for donations in the year ended June 30, 2009 related to a change in terms of the contribution. Under both Argentine GAAP and US GAAP, the recovery was recorded in the same line item as originally recognized, that is, other expenses.

19. Differences between Argentine GAAP and US GAAP

I. Differences in measurement methods, page F-51

General

7.	Please tell us and expand your disclosure in the future filings to clarify how loan losses are provided for under US GAAP and describe any differences between Argentine GAAP and US GAAP.

In response to the Staff’s comment, the Company advises the Staff that Note 3.a to the consolidated financial statements, “Revenue recognition”, states that the Company, through its subsidiary Tarshop is engaged in the origination of consumer loans and credit card transactions. These consumer loans are subject to loan loss reserves provisions. The Company follows

Statement of Financial Accounting Standard No. 5, “Accounting for Contingencies” (“SFAS No. 5”) in accounting for loan loss provisions. According to SFAS No. 5, an estimated loss from a loss contingency, such as the collectability of receivables, should be accrued when, based on information available prior to the issuance of the financial statements, “it is probable that the enterprise will be unable to collect all amounts due and, therefore, that at the date of its financial statements the net realizable value of the receivables through collection in the ordinary course of business is less than the total amount receivable “ and whether the amount of loss can be reasonably estimated. This last condition will normally depend on, among other things, the experience of the enterprise, information about the ability of individual debtors to pay, and appraisal of the receivables in light of the current economic environment.

SIMPSON THACHER & BARTLETT LLP

Mrs. Jennifer Monick

Securities and Exchange Commission	- 6 -	April 23, 2010

Following Staff Accounting Bulletin Topic 6:L, under US GAAP the Company for its consumer financing segment has developed and documented a systematic methodology to determine its provision for loan losses, based on grouping its portfolio in loans with similar characteristic, assessing the probability of impairment according to loss past experience and adjusting historical loss rates to the current economic environment (qualitative factors).

As no specific methodology for loan loss provisioning is defined under Argentine GAAP, the Company considers that the level of provisioning under US GAAP is adequate also for Argentine GAAP purposes.

The Company proposes to include the information detailing loan losses accounting policy for our consumer financing segment described above in future fillings.

Securitization Accounting, page F-57

8.	You disclose that neither you, nor the trustee, have responsibility over any shortfall or failure in collecting the receivables which are the source of cash payment for the TDF holders. Please tell us the circumstances, if any, that you would be required to repurchase the securitized receivables and if you have recorded any related accruals. Additionally, tell us your accounting policies related to these obligations, if applicable, for transfers accounted for both as sales and financings.

In response to the Staff’s comment, the Company advises the Staff that Note 19.I.h. “Securitization accounting” discloses that the agreements state that the transfers qualify as non-recourse transfers of receivables since if receivables are not collected in full, neither the trustee nor the Company is obligated to use its own cash flows to cover any potential shortfall or collection failure. The Company advises the Staff that the Company is not obligated to repurchase any securitized receivables under any circumstances.

The Company confirms its acknowledgment, in connection with its responses to the comment letter:

1. That the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

SIMPSON THACHER & BARTLETT LLP

Mrs. Jennifer Monick

Securities and Exchange Commission	- 7 -	April 23, 2010

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please call me (212-455-7433) with any questions you may have regarding the above responses.

Very truly yours,

David L. Williams